UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)

Cognyte Software Ltd.
(Name of Issuer)

Ordinary Shares, no par value	M25133105
(Title of class of securities)	(CUSIP number)

Value Base Ltd.
c/o Tsahy Alon, General Counsel
23 Yehuda Halevi St.
Tel-Aviv 6513601, Israel
Telephone: +972-3-622-3381
with a copy to:

Herzog Fox & Neeman
6 Yitzhak Sadeh St.
Tel Aviv 6777506, Israel
Attn: Ron Ben-Menachem, Adv.
 Telephone: 972-3-692-2020

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. M25133105	Page 2 of 11
1	NAMES OF REPORTING PERSONS
Ido Nouberger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,706,674

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,706,674

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,706,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.41%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on 71,265,540 Ordinary Shares outstanding as of April 30, 2024 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission (“SEC”) on June 18, 2024).

CUSIP No. M25133105	Page 3 of 11
1	NAMES OF REPORTING PERSONS
Victor Shamrich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,706,674

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,706,674

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,706,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.41%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on 71,265,540 Ordinary Shares outstanding as of April 30, 2024 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on June 18, 2024).

CUSIP No. M25133105	Page 4 of 11
1	NAMES OF REPORTING PERSONS
Value Base Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,706,674

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,706,674

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,706,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.41%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 71,265,540 Ordinary Shares outstanding as of April 30, 2024 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on June 18, 2024).

CUSIP No. M25133105	Page 5 of 11
1	NAMES OF REPORTING PERSONS
Value Base Hedge Fund Ltd., acting as the general partner to Harmony Base, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,706,674

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,706,674

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,706,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.41%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 71,265,540 Ordinary Shares outstanding as of April 30, 2024 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on June 18, 2024).

CUSIP No. M25133105	Page 6 of 11
1	NAMES OF REPORTING PERSONS
Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC/PF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,706,674

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,706,674

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,706,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.41%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 71,265,540 Ordinary Shares outstanding as of April 30, 2024 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on June 18, 2024).

CUSIP No. M25133105	Page 7 of 11
1	NAMES OF REPORTING PERSONS
Tal Yaacobi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,706,674

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,706,674

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,706,674

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.41%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on 71,265,540 Ordinary Shares outstanding as of April 30, 2024 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on June 18, 2024).

Item 1.          Security and Issuer

This Statement on Schedule 13D relates to the ordinary shares, no par value (the “Ordinary Shares”), of Cognyte Software Ltd., a company incorporated in Israel (“Cognyte”, the “Company” or the “Issuer”). The address of the principal executive offices of Cognyte is 33 Maskit Street, Herzliya Pituach 4673333, Israel.

Item 2.          Identity and Background.

(a) – (c), (f)

This Schedule 13D is being filed jointly by Ido Nouberger, Victor Shamrich, Value Base Ltd. (“Value Base”), Value Base Hedge Fund Ltd. acting as the general partner to Harmony Base, Limited Partnership (the “Harmony GP”), Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund, Limited Partnership (“VBF GP”) and Tal Yaacobi (each a “Reporting Person” and, collectively, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

Mr. Nouberger, who together with Mr. Shamrich controls Value Base, is a citizen of Israel whose principal business is CEO and director at Value Base and various of its subsidiaries, respectively, which are located at 23 Yehuda Halevi St., 27th floor, Discount Bank Tower, Tel Aviv 6513601, Israel (which is also Mr. Nouberger's business address).

Mr. Shamrich, who together with Mr. Nouberger controls Value Base, is a citizen of Israel whose principal business is Chairman and director at Value Base and various of its subsidiaries, respectively, which are located at 23 Yehuda Halevi St., 27th floor, Discount Bank Tower, Tel Aviv 6513601, Israel (which is also Mr. Shamrich's business address). Mr. Nouberger and Mr. Shamrich also serve as directors of Harmony GP, VBF GP and VBF MC (as such term is defined below).

Harmony GP, which acts as the general partner of the private investment fund Harmony Base, Limited Partnership (the “Harmony LP”), is wholly owned by Value Base. VBF GP, which acts as the general partner of the private investment fund Value Base Fund, Limited Partnership (“VBF LP”), is majority owned by Value Base. VBF LP has delegated its management responsibilities to a management company, Value Base Fund Management Ltd. (“VBF MC”), an Israeli private company controlled by Value Base. The principal business of Value Base is to provide investment banking services in Israel, including a wide range of financial and strategic financial consulting services. The principal business of Harmony GP and VBF GP is to act as the general partner of Harmony LP and VBF LP, respectively. Value Base, Harmony GP and VBF GP are organized under the laws of the State of Israel and have a business address of 23 Yehuda Halevi St., 27th floor, Discount Bank Tower, Tel Aviv 6513601, Israel.

Mr. Yaacobi is a citizen of Israel whose principal business is CEO and managing partner of VBF LP. Mr. Yaacobi also serves as the CEO of VBF GP and VBF MC. The business address of Mr. Yaacobi is 23 Yehuda Halevi St., 27th floor, Discount Bank Tower, Tel Aviv 6513601, Israel.

Mr. Lior Kaver is a citizen of Israel whose principal business is CFO of Value Base. Mr. Tsahy Alon is a citizen of Israel whose principal business is General Counsel of Value Base. The business address of Mr. Kaver and Mr. Alon is the same as that of Value Base, as provided above.

(d) – (e)

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the other individuals mentioned in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

The Reporting Persons have invested an aggregate of approximately $37.0 million to acquire the Ordinary Shares of the Issuer, as follows: since September 8, 2022, Mr. Nouberger has invested approximately $1.9 million in personal funds to acquire 472,400 Ordinary Shares he owns directly; since April 14, 2022, Mr. Shamrich has invested approximately $2.8 million in personal funds to acquire 671,354 Ordinary Shares he owns directly; since April 11, 2022, Value Base has invested approximately $6.3 million of its equity to acquire 1,469,213 Ordinary Shares it owns directly; since January 16, 2024, VBF LP has invested approximately $20.6 million of its equity to acquire 2,977,122 Ordinary Shares it holds directly; since April 22, 2022, Harmony LP has invested approximately $5.3 million of its equity to acquire 1,114,585 Ordinary Shares it holds directly; and since September 22, 2023, Mr. Yaacobi has invested approximately $8,000 in personal funds to acquire 2,000 Ordinary Shares he holds through a wholly-owned company.

8

Item 4.          Purpose of Transaction.

On June 19, 2024, Messrs. Shamrich and Yaacobi met with Earl Shanks, chairman of the board of directors (the “Board”) of Cognyte, and proposed that the Company nominate Mr. Yaacobi as a director. Mr. Yaacobi followed up on the meeting by providing Mr. Shanks with a copy of his resume. VBF LP believes that Mr. Yaacobi’s experience as an investor, strategic consultant and accountant would assist the Board in achieving its goals and that Mr. Yaacobi’s education and business experience at Cornell University and McKinsey & Co, respectively, as well as his role with Value Base as CEO and managing partner of VBF LP, are well suited to benefit Cognyte, as a U.S. listed Israeli company operating in global markets with a significant investor base both in the U.S. and Israel.

The Reporting Persons seek to enhance Issuer value and may take such actions with respect to their investment in Cognyte as they deem appropriate in light of the circumstances existing from time to time, including without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment in the Issuer or with regard to any material changes to the Issuer’s business or corporate structure. In addition, subject to the disclosure under Item 6 herein, each of the Reporting Persons may purchase additional Ordinary Shares or may, and hereby reserves the right to, dispose of some or all of his holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions, subject to certain provisions of the law.

Item 5.          Interest in Securities of the Issuer.

(a) – (b)

As of the date hereof, Harmony GP may be deemed to be the beneficial owner of the 1,114,585 Ordinary Shares held directly by Harmony LP, which represent approximately 1.56% of the number of Ordinary Shares outstanding.

As of the date hereof, VBF GP may be deemed to be the beneficial owner of the 2,977,122 Ordinary Shares held directly by VBF LP, which represent approximately 4.18% of the number of Ordinary Shares outstanding.

As of the date hereof, Value Base owns directly (and therefore is deemed the beneficial owner of) 1,469,213 Ordinary Shares. As the sole owner of Harmony GP and the controlling shareholder of VBF GP, Value Base may be deemed the indirect beneficial owner of 1,114,585 and 2,977,122 Ordinary Shares beneficially owned by Harmony LP and VBF LP, respectively, which together with the Ordinary Shares it owns directly aggregate to 5,560,920 Ordinary Shares representing approximately 7.80% of the number of Ordinary Shares outstanding.

As of the date hereof, Mr. Shamrich owns directly (and therefore is deemed the beneficial owner of) 671,354 Ordinary Shares and, who together with Mr. Nouberger controls Value Base, may be deemed the indirect beneficial owner of 5,560,920 Ordinary Shares beneficially owned by Value Base, which together with the Ordinary Shares he owns directly aggregate to 6,232,274 Ordinary Shares representing approximately 8.75% of the number of Ordinary Shares outstanding.

As of the date hereof, Mr. Nouberger owns directly (and therefore is deemed the beneficial owner of) 472,400 Ordinary Shares and, who together with Mr. Shamrich controls Value Base, may be deemed the indirect beneficial owner of 5,560,920 Ordinary Shares beneficially owned by Value Base, which together with the Ordinary Shares he owns directly aggregate to 6,033,320 Ordinary Shares representing approximately 8.47% of the number of Ordinary Shares outstanding.

9

As of the date hereof, Mr. Yaacobi owns through a wholly-owned company (and therefore is deemed the beneficial owner of) 2,000 Ordinary Shares, which represent approximately 0.003% of the number of Ordinary Shares outstanding.

Because the Reporting Persons named in this Schedule 13D may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), each of Harmony GP, VBF GP, Value Base, Mr. Shamrich, Mr. Nouberger and Mr. Yaacobi may share the power to vote, or direct the voting of, and share the power to dispose of, or direct the disposition of, the 6,706,674 Ordinary Shares held in the aggregate by the Reporting Persons, which represent approximately 9.41% of the number of Ordinary Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d) of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.

Percentages set forth in this Schedule 13D were calculated based on 71,265,540 Ordinary Shares outstanding as of April 30, 2024 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on June 18, 2024).

(c) To the best knowledge of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days with respect to any Ordinary Share.

(d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Ordinary Shares referred to in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under an arrangement related to VBF LP and dated January 16, 2024, the Reporting Persons (other than VBF LP) may not purchase additional Ordinary Shares of the Company, and the Reporting Persons (other than Harmony LP) may sell Ordinary Shares of the Company only when VBF LP sells and subject to certain conditions. In addition, the voting power of the Ordinary Shares of the Company held by the Reporting Persons (other than Harmony LP) shall be instructed by VBF GP.

Item 7.          Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

1	Joint Filing Agreement by and among the Reporting Persons, dated as of June 26, 2024

2	Unanimous written resolutions of the directors of Value Base Fund Management Ltd., dated as of September 27, 2023

3	Attorney’s Certification certifying the signature authority of person(s) signing on behalf of Value Base Hedge Fund Ltd., dated as of December 21, 2023

10

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 26, 2024

/s/ Ido Nouberger
Ido Nouberger

/s/ Victor Shamrich
Victor Shamrich

Value Base Ltd.

/s/ Ido Nouberger	/s/ Victor Shamrich
Name: Ido Nouberger	Victor Shamrich
Title: CEO	Chairman

Value Base Fund General Partner Ltd.
By: Value Base Fund Management Ltd.

/s/ Ido Nouberger*	/s/ Victor Shamrich*
Name: Ido Nouberger	Victor Shamrich
Title: Director	Director

Value Base Hedge Fund Ltd.

/s/ Ido Nouberger**	/s/ Victor Shamrich**
Name: Ido Nouberger	Victor Shamrich
Title: Director	Director

/s/ Tal Yaacobi
Tal Yaacobi

* Evidence of signature authority on behalf of Value Base Fund Management Ltd. is attached as Exhibit 2 to this Schedule 13D.

** Evidence of signature authority on behalf of Value Base Hedge Fund Ltd. is attached as Exhibit 3 to this Schedule 13D.

11